Exhibit 12.1

The historical ratios below were prepared on a consolidated basis using amounts calculated in accordance with U.S. GAAP, and, therefore, reflect all consolidated net earnings and fixed charges.

The ratio of earnings to fixed charges was determined by dividing earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges consist of: (i) income before taxes and (ii) fixed charges, exclusive of capitalized interest. Total fixed charges consist of: (i) interest expense, which includes amortized premiums, discounts, and capitalized expenses related to debt issuances, (ii) capitalized interest, and (iii) an estimate of interest within rental expense.  As of the date of this Annual Report on Form 10-K, no shares of our preferred stock were issued and outstanding.

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended April 30,
	2018		2017		2016		2015		2014
(In thousands)
Earnings available to covered fixed charges:
Income before taxes	$213,931		$191,116		$174,793		$225,461		$195,534
Total fixed charges	23,653		28,641		28,985		30,194		27,423
Amortization of capitalized interest	—		—		—		—		—
Capitalized interest	—		—		—		—		—
Earnings available to cover fixed charges	$237,584		$219,757		$203,778		$255,655		$222,957

Fixed charges:
Interest expense	$13,274		$16,938		$16,707		$17,077		$13,916
Capitalized interest	—		—		—		—		—
Interest component of rental expense (1)	10,379		11,703		12,278		13,117		13,507
Total fixed charges	$23,653		$28,641		$28,985		$30,194		$27,423

Ratio of earnings to fixed charges	10.0	x	7.7	x	7.0	x	8.5	x	8.1	x

(1)	The interest component of rental expense has been determined to be approximately 33% of rental expense.